Exhibit 99

December 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

Please note that Securities and Exchange Board of India has issued an administrative warning letter to the Bank thereby alleging non-compliances with certain provisions of the SEBI Listing Regulations, in relation to the disclosures made by the Bank with respect to the resignation of Mr. Arvind Kapil, being a senior management employee of the Bank.

The said letter is attached herewith as Annexure A.

The Bank will take necessary steps to address the concern / directive mentioned in such letter.

The details of the above letter, as required is given below:

Matter	Information
Name of the authority	Securities and Exchange Board of India (“SEBI”)
Nature and details of the action(s) taken, initiated or order(s) passed	In the nature of administrative warning letter received from SEBI
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	The administrative warning letter December 10, 2024 was received by the Compliance Officer of the Bank under the SEBI Listing Regulations on December 16, 2024
Details of the violation(s)/contravention(s) committed or alleged to be committed	The said warning letter alleges violation of Para 7 of Part A of Annexure I to SEBI circular no. SEBI/ HO/CFD- PoD-1/P/CIR/2023/123 dated July 13, 2023 read with clause 7 of Para A of Part A of Schedule III of the SEBI Listing Regulations and Regulation 30 (2) and second proviso to Regulation 30 (6) of SEBI Listing Regulations.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	No impact

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight